GUINNESS ATKINSON FUNDS

SHAREHOLDER SERVICING PLAN

This Shareholder Servicing Plan (the “Plan”) is adopted by Guinness Atkinson Funds, a statutory trust organized under the laws of the State of Delaware (the “Trust”), on behalf of each of its series portfolios (each, a “Fund”) as set forth in Schedule I, as amended from time to time, subject to the following terms and conditions:

Section 1.  Annual Fees.

Shareholder Services Fee. Each Fund (or class thereof, as the case may be) may pay to any distributor of its shares or other financial institutions (each a “Financial Intermediary”) that provide certain services to the shareholders of the Funds, a shareholder services fee under the Plan at an annual rate not to exceed 0.25% of the average daily net assets of the Fund or class attributable to the Distributor or financial institution thereof (the “Services Fee”).

Adjustment to Fees. Any Fund may pay a Services Fee to the Financial Intermediary at a lesser rate than the fees specified in Section 1 hereof as agreed upon by the Board of Trustees of the Trust (the “Board”) and the Financial Intermediary and approved by a majority of the Board.

Payment of Fees. The Services Fees will be calculated daily and paid monthly by each Fund at the annual rates indicated above.

Section 2.   Expenses Covered by the Plan.

Services Fees shall be used by the Financial Intermediary to provide administrative and support services to customers who may from time to time beneficially own shares of the Funds, which may include (i) establishing and maintaining accounts and records relating to shareholders; (ii) processing dividend and distribution payments from the Fund on behalf of shareholders; (iii) providing information periodically to shareholders showing their positions in shares and integrating such statements with those of other transactions and balances in shareholders’ other accounts serviced by such financial institution; (iv) arranging for bank wires; (v) responding to shareholder inquiries relating to the services performed; (vi) responding to routine inquiries from shareholders concerning their investments; (vii) providing subaccounting with respect to shares beneficially owned by shareholders, or the information to the Fund necessary for subaccounting; (viii) if required by law, forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to shareholders; (ix) assisting in processing purchase, exchange and redemption requests from shareholders and in placing such orders with our service contractors; (x) assisting shareholders in changing dividend options, account designations and addresses; (xi) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; and (xii) providing such other similar services as the Fund may reasonably request to the extent the Financial Intermediary is permitted to do so under applicable statutes, rules and regulations.

Section 3.  Approval of Trustees.

Neither the Plan nor any related agreements will take effect until approved by a majority of the Board.

Section 4.  Continuance of the Plan.

The Plan will continue in effect until February 25, 2006, and thereafter for successive twelve-month periods: provided, however, that such continuance is specifically approved at least annually by a majority of the Board.

Section 5.  Termination.

The Plan may be terminated at any time with respect to a Fund: (i) by the Trust without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Fund (or, the shareholders of a particular class, if applicable); or (ii) by a vote of a majority of the Board. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

Section 6.  Amendments.

No material amendment to the Plan may be made unless approved by a majority of the Board.

Section 7.  Preservation of Materials.

The Trust will preserve copies of the Plan and any agreement relating to the Plan for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 8.  Limit of Liability.

The limitation of shareholder liability set forth in the Trust’s Trust Instrument is hereby acknowledged. The obligations of the Trust under this Plan, if any, shall not be binding upon the Trustees individually or upon holders of shares of the Trust individually but shall be binding only upon the assets and property of the Trust, and upon the Trustees insofar as they hold title thereto.

Section 9.  Meanings of Certain Terms.

As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the 1940 Act.

Adopted by the Board on, February 25, 2005

Effective as of May 1, 2005

2

SCHEDULE I

To the Shareholder Servicing Plan dated May 1, 2005 of Guinness Atkinson Funds

1.	Guinness Atkinson Asia Focus Fund
2.	Guinness Atkinson China & Hong Kong Fund
3.	Guinness Atkinson Global Innovators Fund
4.	Guinness Atkinson Global Energy Fund

Effective as of May 1, 2005.